Via Facsimile and U.S. Mail
Mail Stop 4720

June 3, 2009

Mr. George Mikan
Executive Vice President and Chief Financial Officer
UnitedHealth Group Incorporated
9900 Bren Road East
Minnetonka, MN 55343

Re: UnitedHealth Group Incorporated
Form 10-K for the Period Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-10864

Dear Mr. Mikan:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2008

Item 1A.   Risk Factors
"If we fail to comply with federal and state regulations, or fail to respond quickly…"
page 15

1. On page 16 you state that in August 2007, you entered into a multi-state national agreement with regulatory offices in 39 states and the District of Columbia relating to the legacy UnitedHealthcare fully insured commercial business. You also state that the agreement contains several requirements and standards which

the company must meet or it will be subject to fines and penalties. Please revise your business section to provide a description of the material terms of the agreement, including, but not limited to the rights obtained, material obligations of the company, potential fees and penalties, term and termination provisions. In addition, please file a copy of this agreement. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not required to file this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements
Consolidated Statements of Cash Flows, page 55

2. Please disclose the cash inflows from maturities of investments and the cash inflows from sales of investments on separate line items. Please also discuss changes in cash inflows from maturities of investments and sale of investments under liquidity, financial resources and capital resources.

4. Cash, Cash Equivalents and Investments, page 67

3. Please disclose the circumstances giving rise to the unrealized investment losses on mortgage-backed securities and why you believe the losses to be temporary. Your discussion should quantify the amount, if any, of underlying mortgages that defaulted in repayment.

4. You disclose that mortgage-backed securities include U.S. agency-backed mortgage pass-through securities. Please disclose the following:

   - The amount of U.S. agency mortgage-backed securities versus non-U.S. agency mortgage backed securities and the related respective unrealized losses on these investments;
   - Your exposure to sub-prime mortgage-backed securities;
   - Your exposure to Alt-A, Home Equity Lines of Credit and other high risk mortgages;
   - A table of mortgage-backed securities by origination year and credit rating over the past five years; and
   - A table of mortgage-backed securities in an unrealized loss position by credit rating distribution.

5. Fair Value Measurements, page 69

5. You disclose that you perform quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Please disclose the process involved in validating the prices received from the pricing service to ascertain the reasonableness of the fair value estimates.

Equity Securities, page 71

6. Revise your disclosure to describe the market model and the significant assumptions you used at each balance sheet date in determining the fair value of your equity securities.

Definitive Proxy Statement on Schedule 14A filed April 23, 2009

7. On page 23 of your proxy statement you disclose that in addition to the peer group data "the Compensation Committee also considered general industry data maintained by Towers Perrin, which includes approximately 800 companies, as well as a subset of the companies included in the general industry data, with revenues in excess of $50 billion." You also disclose that "the Compensation Committee believes that the data derived from the peer group companies does not contain comparable roles for two of the Company's executive officers." Please expand your disclosure to name these two executive officers and provide additional disclosure on how your compensation committee uses this information in determining compensation. If your compensation committee uses this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision, please revise to disclose the names of each of these companies. See Regulation S-K C&DI Question 118.05.

Form 10-Q for the Quarterly Period Ended March, 31, 2009

5. Medical Costs and Medical Costs Payable, page 10

8. Please revise your disclosure to identify and quantify each of the factors that contributed to favorable development of medical costs of $200 million during the quarters ended March 31, 2008 and March 31, 2009.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Senior Staff Attorney at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant